Mail Stop 7010



July 19, 2005


Via U.S. mail and facsimile

Mr. Steve Careaga
Nannaco, Inc.
4906 Point Fosdick Dr., Suite 102
Gig Harbor, WA 98335

Re: 	Nannaco, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 13, 2005
File No. 000-50672
Form 10-KSB/A for the year ended September 30, 2004
Filed April 18, 2005
File No. 000-50672
Dear Mr. Careaga:

      We have reviewed your supplemental response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read your response to comment 1 of our letter dated June 30, 2005. Please be advised of the following:

* The Part III information may not be incorporated by reference into your Form 10-KSB by the filing of a preliminary information statement. The Part III information may only be incorporated from a definitive proxy or information statement. See Instruction E.3.
of
Form 10-KSB.

* If the Part III information is not filed in a definitive proxy or information statement within 120 days after the end of the fiscal year, the information must be filed in the Form 10-KSB or an amendment to the Form 10-KSB. You may not incorporate the Part III information from a definitive proxy or information statement filed after the end of the 120-day period. See Instruction E.3. of Form 10-KSB and Interpretation 2S. of the Exchange Act Rules section of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretation.

* You will not be considered current in your Exchange Act filings until the Part III information is filed in an amendment to your Form
10-KSB.

* You will not be considered timely in your Exchange Act filings until you have timely filed all reports required to be filed for a period of 12 months.

2. Please see Instruction E.3. of Form 10-KSB and Interpretation
2S.
of the Exchange Act Rules section of the March 1999 supplement to the
Manual of Publicly Available Telephone Interpretations. As a result, it appears that you were not eligible to use the Form S-8 subsequent to January 28, 2005. See General Instruction A.1. to Form S-8.

3. Please be advised that the Commission adopted a new rule on June
29, 2005 that applies to the use of Form S-8 and Form 8-K by shell companies, including setting forth the type of information that must be provided when companies cease to be a shell by entering into a business combination with another company. The final rule is available on the Commission`s website. See SEC Release 33-8587. Please advise as to your compliance.

Form 10-KSB/A for the year ended September 30, 2004

Part III, page 21

4. We read your response to comment 6 of our letter dated June 30, 2005. Please refer to comment one above.

*	*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


      If you have any questions, please call Andrew Schoeffler, Staff
Attorney, at (202) 551-3748 or, in his absence, the undersigned at
(202) 551-3767.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Tracy Shier, Esq.
The Otto Law Group, PLLC
900 Fourth Avenue, Suite 3140
Seattle, Washington 98164
??

??

??

??

Mr. Steve Careaga
Nannaco, Inc.
July 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE